Exhibit T3E.2

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

In re Akorn, Inc. Data Integrity Securities Litigation	Civ. A. No. 1:18-cv-01713 Hon. Matthew F. Kennelly

SUMMARY NOTICE OF (I) PENDENCY OF CLASS ACTION AND PROPOSED
SETTLEMENT; (II) SETTLEMENT FAIRNESS HEARING; AND

(III) MOTION FOR AN AWARD OF ATTORNEYS’ FEES AND

REIMBURSEMENT OF LITIGATION EXPENSES

TO:	All persons and entities who, during the period from November 3, 2016 through January 8, 2019, inclusive (the “Class Period”) purchased or otherwise acquired the common stock of Akorn, Inc. (“Akorn” or the “Company”), and were damaged thereby (the “Settlement Class”):

Please read this notice carefully, your rights will be affected by a class action lawsuit pending in this court.

YOU ARE HEREBY NOTIFIED, pursuant to Rule 23 of the Federal Rules of Civil Procedure and an Order of the United States District Court for the Northern District of Illinois, that the above-captioned litigation (the “Action”) has been certified as a class action on behalf of the Settlement Class, except for certain persons and entities who are excluded from the Settlement Class by definition as set forth in the full printed Notice of (I) Pendency of Class Action and Proposed Settlement; (II) Settlement Fairness Hearing; and (III) Motion for an Award of Attorneys’ Fees and Reimbursement of Litigation Expenses (the “Notice”), which Notice can be obtained by contacting the Claims Administrator at In re Akorn Data Integrity Securities Litigation, c/o JND Legal Administration, PO Box 91207, Seattle, WA 98111-9307, or by visiting the website: www.Akorn2019SecuritiesSettlement.com.

YOU ARE ALSO NOTIFIED that Plaintiffs in the Action have reached a proposed settlement with Defendants (the “Settlement”), that, if approved by the Court, will resolve all claims in the Action. In exchange for mutual releases provided by the Plaintiffs, Defendants and Settlement Class, including release by the Settlement Class of any claims against the Defendants, the Settlement Class will receive recovery consisting of cash, Akorn common shares, and contingent value rights. In total, the Settlement will provide from approximately $53.6 million to $155.5 million in recovery to the Settlement Class, as described below. The ultimate total value of the Settlement will be determined by the price of Akorn common shares on the dates they are issued to the Settlement Class as partial consideration for the Settlement and whether other conditions are met for the contingent future components of the Settlement. The components of the Settlement include:

1.	Cash: Up to $30.0 million upon final approval, consisting of 100% of the proceeds from Defendants’ primary and excess director and officer insurance policies (subject to a small defense cost reserve that reverts to the Settlement Class shortly after the date the Settlement becomes effective (the “Effective Date”) if unused), to be escrowed, if possible, for distribution to members of the Settlement Class (“Settlement Class Members”) following the final approval of the Settlement by the Court;

2.	Common Stock: Up to approximately 8,735,705 shares of Akorn common stock worth $23.5 million to $65.4 million (estimated using $2.70 to $7.49 per share closing price range since the Delaware Court of Chancery’s unfavorable October 1, 2018 decision allowing Fresenius Kabi AG to terminate its merger agreement with Akorn), consisting of:

•	Approximately 6,486,375 shares upon the final approval of the Settlement by the Court to be escrowed, if possible, for distribution to Settlement Class Members (or sold and the cash proceeds distributed);

•	Approximately 2,249,330 shares to be issued to the Settlement Class (or sold and the cash proceeds distributed) between the Effective Date and December 31, 2024, inclusive, as the shares become available due to the expiration of out-of-the-money options issued under Akorn compensation plans;

3.	Contingent Value Rights: Contingent value rights (“CVRs”) issued by Akorn that entitle the holders to the following:

•	Cash Payments: Annual cash payments over the CVRs’ five-year term in an amount for any year equal to 33.3% of Akorn’s “Excess EBITDA” (i.e., earnings before interest, taxes, depreciation and amortization (EBITDA) above the amount of EBITDA required to meet a 3.0x net leverage ratio, assuming a $100.0 million minimum cash cushion, before any such CVR payment is triggered), if any, for any such year. To the extent any such annual payments are triggered under the CVRs, they are capped at an aggregate of $12.0 million per year and $60.0 million in the aggregate during the term of the CVRs. If cumulative annual payments from the CVRs after 5 years are less than $60.0 million, the term of the CVRs would be extended for up to two (2) years.

•	Change in Control Payment or Bankruptcy Protection Claim: Either (a) a cash payment to the holders of the CVRs in the aggregate amount of $30.0 million upon certain change of control transactions during the term of the CVRs, provided the senior obligations and other debt for borrowed money of Akorn and its subsidiaries are repaid in full in cash; or (b) a general unsecured claim on account of all CVRs in the aggregate amount of $30.0 million if the Company is the subject of a voluntary or involuntary bankruptcy filing during the term of the CVRs (which general unsecured claim will be subordinated to certain debt obligations of Akorn and its subsidiaries in accordance with the terms of the CVR Agreement). Following the making of the Change in Control Payment or receipt by the CVR holders of the Bankruptcy Claim, no further annual payments shall be required. Additionally, CVR holders shall not be entitled to receive both the Change in Control Payment and the Bankruptcy Claim.

The CVRs will be distributed to Settlement Class Members and Akorn has agreed to work in good faith to cause the CVRs to be traded on the NASDAQ Global Market or another national securities exchange. The securities will be distributed pro rata to Settlement Class Members in a form and denominations to be determined in the sole discretion of Lead Counsel in consultation with Akorn, the claims administrator that administers the Settlement fund (the “Claims Administrator”), and a trustee for the CVRs (the “Trustee”) to be selected by Akorn, in consultation with court-appointed counsel for Plaintiffs (“Lead Counsel”).

The operation of the CVRs will be governed by the Contingent Value Rights Agreement (the “CVR Agreement”) between Akorn and the Trustee. A form of the CVR Agreement is available as Exhibit C to the Stipulation and Agreement of Settlement entered into by Defendants and Plaintiffs (the “Stipulation”), and is subject to modification as set forth in the Stipulation.

PLEASE NOTE: Assuming the Court grants Lead Counsel’s anticipated motion for an award of attorneys’ fees and reimbursement of litigation expenses that will accompany Plaintiffs’ motion for final approval and judgment, the Settlement Class’s recovery from the cash, common shares and CVRs will be subject to: (i) an award of attorneys’ fees to Lead Counsel of up to 25% (payable in the form of 25% of each of the cash, shares upfront and as they become available, and CVRs); and (ii) reimbursement of litigation expenses of up to $1.5 million.

The Notice and Stipulation, as well as other documents relevant to this proposed Settlement, are available at www.Akorn2019SecuritiesSettlement.com.

A hearing will be held on ________, 2019 at 10:00 a.m., before the Honorable Matthew F. Kennelly at the United States District Court for the Northern District of Illinois, United States Courthouse, 219 South Dearborn Street, Chicago, IL 60604, to determine:

(i)	whether the proposed Settlement should be approved as fair, reasonable, and adequate to the Settlement Class;

(ii)	whether, for purposes of the Settlement only, (a) the Settlement Class should be certified, (b) Plaintiffs should be certified as class representatives for the Settlement Class, (c) the law firm of Entwistle & Cappucci LLP should be appointed as lead counsel for the Settlement Class, and (d) the law firm of Bernstein Litowitz Berger & Grossmann LLP should be appointed as liaison counsel;

(iii)	whether the Action should be dismissed with prejudice against the Defendants, and the releases specified and described in the Stipulation (and in the Notice) should be granted;

(iv)	whether the contemplated issuance of Akorn common stock in connection with the Settlement complies with the exemption from the registration requirements of the Securities Act of 1933 provided by 15 U.S.C. § 77c(a)(10).

(v)	whether the proposed Plan of Allocation (as described in the Notice) should be approved as fair and reasonable to the Settlement Class;

(vi)	whether Lead Counsel’s application for an award of attorneys’ fees and reimbursement of litigation expenses should be approved; and

(vii)	to consider any other matters that may properly be brought before the Court in connection with the Settlement.

If you are a member of the Settlement Class, your rights will be affected by the pending Action and the Settlement, and you may be entitled to share in the Settlement fund. If you have not yet received the Notice and a proof of claim and release form (a “Proof of Claim Form”), you may obtain copies of these documents by contacting the Claims Administrator at In re Akorn Data Integrity Securities Litigation, c/o JND Legal Administration, PO Box 91207, Seattle, WA 98111-9307. Copies of the Notice and Proof of Claim Form can also be downloaded from the website maintained by the Claims Administrator, www.Akorn2019SecuritiesSettlement.com.

If you are a member of the Settlement Class, in order to be eligible to receive a payment under the proposed Settlement, you must submit a Proof of Claim Form postmarked no later than _____________. If you are a Settlement Class Member and do not submit a proper Proof of Claim Form, you will not be eligible to share in the distribution of the net proceeds of the Settlement but you will nevertheless be bound by any judgments or orders entered by the Court in the Action.

If you are a member of the Settlement Class and wish to exclude yourself from the Settlement Class, you must submit a request for exclusion such that it is received no later than ___________, in accordance with the instructions set forth in the Notice. If you properly exclude yourself from the Settlement Class, you will not be bound by any judgments or orders entered by the Court in the Action and you will not be eligible to share in the proceeds of the Settlement.

Any objections to the proposed Settlement, the proposed Plan of Allocation (as described in the Notice), or Lead Counsel’s motion for attorneys’ fees and reimbursement of litigation expenses, must be filed with the Court and delivered to Lead Counsel and counsel for Defendants such that they are received no later than _________, in accordance with the instructions set forth in the Notice.

Please do not contact the Court, the Clerk’s office, Akorn, the other Defendants or their counsel regarding this notice. All questions about this notice, the proposed Settlement, or your eligibility to participate in the Settlement should be directed to Lead Counsel or the Claims Administrator.

Inquiries, other than requests for the Notice and Proof of Claim Form, should be made to Lead Counsel:

Andrew J. Entwistle, Esq.

c/o ENTWISTLE & CAPPUCCI LLP

500 W. 2nd Street, Suite 1900-16
Austin, Texas 78701

(512) 710-5960

aentwistle@entwistle-law.com

or

Joshua K. Porter, Esq.

c/o ENTWISTLE & CAPPUCCI LLP

299 Park Avenue, 20th Floor

New York, NY 10171

(212) 894-7200

jporter@entwistle-law.com

Requests for the Notice and Claim Form should be made to:

In re Akorn, Inc. Data Integrity Securities Litigation, c/o JND Legal Administration,

PO Box 91207, Seattle, WA 98111-9307

By Order of the Court

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